

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2021

Andrew Shape
Chief Executive Officer and President
Stran & Company, Inc.
2 Heritage Drive, Suite 600
Quincy, MA 02171

> **Re: Stran & Company, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 22, 2021**
> **File No. 333-260109**

Dear Mr. Shape:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed October 22, 2021

Cover Page

1. Please revise to disclose the number of units, shares of common stock, and warrants that are being offered pursuant to the registration statement. Please see Item 501(b)(2) of Regulation S-K and Securities Act Rules Compliance and Disclosure Interpretation 227.02 for guidance.

Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Louis A. Bevilacqua